Exhibit 99.3

FINANCIAL STATEMENTS
MIDCONTINENT EXPRESS
PIPELINE LLC
As of December 31, 2014 and 2013 and
For the Years Ended December 31, 2014, 2013 and 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Members of Midcontinent Express Pipeline LLC:

In our opinion, the accompanying balance sheets and the related statements of income and comprehensive income, of members’ equity and of cash flows present fairly, in all material respects, the financial position of Midcontinent Express Pipeline LLC (the “Company”) at December 31, 2014 and 2013, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Houston, Texas
February 24, 2015

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENTS OF INCOME AND COMPREHENSIVE INCOME
(In Thousands)

	Years Ended December 31,
	2014	2013	2012

Transportation services and other revenues	$258,338	$255,430	$261,367

Operating Costs and Expenses:
Cost of transportation services	14,802	13,492	15,614
Operations and maintenance	11,807	12,306	11,017
Depreciation and amortization	69,289	69,257	69,432
General and administrative	3,247	3,270	3,703
Taxes, other than income taxes	25,813	26,265	26,895
Total Operating Costs and Expenses	124,958	124,590	126,661

Operating Income	133,380	130,840	134,706

Other Income (Expense)
Interest expense, net	(44,899)	(51,151)	(51,442)
Other income (expense)	792	(4)	—
Total Other Income (Expense)	(44,107)	(51,155)	(51,442)

Net Income to Members	89,273	79,685	83,264

Other Comprehensive Income
Reclassification of change in fair value of derivatives to net income	146	167	167
Total Other Comprehensive Income	146	167	167

Comprehensive Income	$89,419	$79,852	$83,431

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
BALANCE SHEETS
(In Thousands)

	December 31,
	2014	2013
ASSETS
Current Assets
Cash and cash equivalents	$5,534	$14,922
Accounts receivable	21,233	21,891
Gas imbalances	2,395	9,745
Other current assets	396	474
Total Current Assets	29,558	47,032

Property, Plant and Equipment, Net	1,950,145	2,006,671
Unamortized Debt Issuance Costs	1,773	2,566
Deferred Charges and Other Assets	503	492
Total Assets	$1,981,979	$2,056,761

LIABILITIES AND MEMBER'S EQUITY
Current Liabilities
Current maturities of long-term debt	$—	$350,000
Cash book overdrafts	4,480	10,662
Accounts payable and accrued taxes	17,624	18,628
Gas imbalances	1,430	5,497
Accrued interest	8,226	13,790
Accrued other current liabilities	4,115	5,364
Total Current Liabilities	35,875	403,941

Long-term Debt	449,712	449,565

Commitments and Contingencies (Note 7)

Members' Equity
Members' capital	1,496,847	1,203,856
Accumulated other comprehensive loss	(455)	(601)
Total Members' Equity	1,496,392	1,203,255
Total Liabilities and Members' Equity	$1,981,979	$2,056,761

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENTS OF CASH FLOWS
(In Thousands)

	Year Ended December 31,
	2014	2013	2012
Cash Flows from Operating Activities
Net income to Members	$89,273	$79,685	$83,264
Adjustments to reconcile net income to net cash flows from operating activities
Depreciation and amortization	69,289	69,257	69,432
Amortization of debt issuance costs, debt discount and interest rate swap loss	1,227	1,454	1,454
Changes in components of working capital
Accounts receivable	658	(100)	408
Other current assets	(3)	703	(675)
Accounts payable and accrued taxes	(91)	242	(87)
Cash book overdrafts	(6,182)	(144)	3,149
Accrued interest	(5,540)	491	457
Other current liabilities	2,114	375	25
Other, net	(58)	245	5
Net Cash Flows Provided by Operating Activities	150,687	152,208	157,432

Cash Flows from Investing Activities
Capital expenditures	(13,725)	(4,822)	(4,107)
Proceeds received from vendor refunds and settlement	134	4,497	—
Net (cost of removal) proceeds received from sales of assets	(85)	4,303	756
Other, net	48	—	—
Net Cash Flows (Used in) Provided by Investing Activities	(13,628)	3,978	(3,351)

Cash Flows from Financing Activities
Issuances of debt	49,600	74,200	152,300
Payments of debt	(399,600)	(74,200)	(153,300)
Contributions from Members	350,000	—	—
Distributions to Members	(146,282)	(143,472)	(149,691)
Debt issue costs	(165)	(524)	(659)
Net Cash Flows Used in Financing Activities	(146,447)	(143,996)	(151,350)

Net (Decrease) Increase in Cash and Cash Equivalents	(9,388)	12,190	2,731
Cash and Cash Equivalents, beginning of period	14,922	2,732	1
Cash and Cash Equivalents, end of period	$5,534	$14,922	$2,732

Noncash Investing Activities
Reduction in property, plant and equipment costs due to vendor settlement	$—	$2,857	$1,730
Increase in accrual for construction costs	$—	$844	$—
Supplemental Disclosure of Cash Flow Information
Cash paid during the period for interest (net of capitalized interest)	$49,212	$49,206	$49,532

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
STATEMENT OF MEMBERS' EQUITY
(In Thousands)

	Kinder Morgan Operating Limited Partnership "A"	Regency Midcontinent Express LLC	Total
Balance at December 31, 2011	$666,567	$666,568	$1,333,135
Net income to Members	41,632	41,632	83,264
Distributions to Members	(74,846)	(74,845)	(149,691)
Other Comprehensive Income	84	83	167
Balance at December 31, 2012	633,437	633,438	1,266,875
Net income to Members	39,843	39,842	79,685
Distributions to Members	(71,736)	(71,736)	(143,472)
Other Comprehensive Income	84	83	167
Balance at December 31, 2013	601,628	601,627	1,203,255
Net income to Members	44,636	44,637	89,273
Contributions from Members	175,000	175,000	350,000
Distributions to Members	(73,141)	(73,141)	(146,282)
Other Comprehensive Income	73	73	146
Balance at December 31, 2014	$748,196	$748,196	$1,496,392

The accompanying notes are an integral part of these financial statements.

MIDCONTINENT EXPRESS PIPELINE LLC
NOTES TO FINANCIAL STATEMENTS
1. General
Organization

We are a Delaware limited liability company, originally formed on March 1, 2007. When we refer to “us,” “we,” “our,” “ours,” “the Company,” or “MEP,” we are describing Midcontinent Express Pipeline LLC.We own an approximate 500-mile long-haul, natural gas transportation pipeline with takeaway capacity, either directly or indirectly, from natural gas producing regions located in Texas, Oklahoma and Arkansas, and are subject to the jurisdiction of the Federal Energy Regulatory Commission (FERC). The pipeline provides the capability to transport natural gas supplies to major pipeline interconnects along its route, which originates near Bennington, Oklahoma and traverses east through Texas, Louisiana and Mississippi to its terminus near Butler, Alabama. It has two rate zones: (i) Zone 1 (which has a capacity of 1.8 billion cubic feet per day) beginning at Bennington and extending to an interconnect with Columbia Gulf Transmission near Delhi, in Madison Parish Louisiana; and (ii) Zone 2 (which has a capacity of 1.2 billion cubic feet per day) beginning at Delhi and terminating at an interconnection with Transco Pipeline near the town of Butler in Choctaw County, Alabama. During the years ended December 31, 2014, 2013 and 2012, we had natural gas transportation throughput volumes of approximately 438.8 million dekatherms (Dth), 480.0 million Dth and 514.3 million Dth, respectively.

The member interests and voting rights in MEP are as follows:

•
50.0% - Kinder Morgan Operating Limited Partnership “A,” a wholly-owned subsidiary of Kinder Morgan Energy Partners, L.P. (KMP). Kinder Morgan, Inc. (KMI) owns the general partnership and all the limited partnership interests in KMP; and

•	50.0% - Regency Midcontinent Express LLC (RME), a wholly-owned subsidiary of Regency Energy Partners LP (Regency). The owner of the general partner interest in Regency is Energy Transfer Equity L.P.

On November 26, 2014, KMI acquired all outstanding common units of KMP for 2.1931 shares of KMI stock plus $10.77 in cash for each common unit held.

Subsequent Event

On January 25, 2015, Regency and Energy Transfer Partners, L.P. (ETP) entered into a definitive merger agreement, as amended on February 18, 2015 (the “Merger Agreement”) pursuant to which Regency will merge with a wholly-owned subsidiary of ETP, with Regency continuing as the surviving entity and becoming a wholly-owned subsidiary of ETP (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Regency common unit and Class F unit will be converted into the right to receive 0.4066 ETP common units, plus a number of additional ETP common units equal to $0.32 per Regency unit divided by the lesser of (i) the volume weighted average price of ETP common units for the five trading days ending on the third trading day immediately preceding the Effective Time and (ii) the closing price of ETP common units on the third trading day immediately preceding the Effective Time, rounded to the nearest ten thousandth of a unit. Each Series A Preferred Unit will be converted into the right to receive a preferred unit representing a limited partner interest in ETP, a new class of units in ETP to be established at the Effective Time. The transaction is expected to close in the second quarter of 2015 and is subject to various customary closing conditions including the approval by Regency’s unitholders and regulatory approvals.
2. Summary of Significant Accounting Policies
Basis of Presentation
These financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). Certain prior year amounts have been reclassified to conform to the current presentation. Subsequent events, which are events or transactions that occurred after December 31, 2014 have been evaluated through the issuance of the accompanying financial statements on February 24, 2015.

Use of Estimates

Certain amounts included in or affecting our financial statements and related disclosures must be estimated, requiring us to make certain assumptions with respect to values and conditions which cannot be known with certainty at the time our financial statements are prepared. These estimates and assumptions affect the amounts we report for certain assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. We evaluate these estimates on an ongoing basis, utilizing historical experience, consultation with experts and other methods we consider reasonable in the particular circumstances. Nevertheless, actual results may differ significantly from our estimates. Any effects on our business, financial position, or results of operations resulting from revisions to these estimates are recorded in the period in which the facts that give rise to the revision become known.

Cash Equivalents
We consider all highly liquid short-term investments with original maturities of three months or less to be cash equivalents.
Accounting for Regulatory Activities
Our regulated activities are accounted for in accordance with Accounting Standards Codification (ASC) Topic 980, “Regulated Operations.” This Topic prescribes the circumstances in which the application of GAAP is affected by the economic effects of regulation. Regulatory assets and liabilities represent probable future revenues or expenses to us associated with certain charges and credits that will be recovered from or refunded to customers through the ratemaking process.
As of both December 31, 2014 and 2013, our regulatory assets totaled $0.6 million. The December 31, 2014 regulatory assets amount consists of (i) $0.5 million of unamortized FERC annual charge adjustments (ACA) which is included within “Deferred Charges and Other Assets” and (ii) $0.1 million of our fuel tracker (discussed below) which is included within “Other current assets” in the accompanying Balance Sheet. The December 31, 2013 regulatory assets amount consists of (i) $0.4 million of unamortized FERC ACA which is included within “Deferred Charges and Other Assets” and (ii) $0.2 million of our fuel tracker which is included within “Other current assets” in the accompanying Balance Sheet.

As of December 31, 2014 and 2013, we had $1.1 million and $4.4 million of regulatory liabilities, respectively, attributable to our fuel tracker which is included in the amounts under “Accrued Other Current Liabilities” in the accompanying Balance Sheets.

Fuel Recovery Mechanism

We obtain natural gas quantities from our shippers, in accordance with our tariff and applicable contract terms, as reimbursement for fuel consumed at compressor stations and other locations on our system as well as for natural gas quantities lost and otherwise unaccounted for. We track the volume and associate the value of over- or under-collections of (i) fuel and (ii) lost and unaccounted for quantities through tracking mechanisms that are recorded as an addition or reduction to a regulatory asset or liability balance representing the amounts to be recovered or refunded, respectively, to customers through future rates. (See Note 9—Regulatory Matters).
Gas Imbalances

We value gas imbalances to or due from interconnecting pipelines at the lower of cost or market or index prices. Gas imbalances are periodically settled in cash or made up in-kind subject to the terms of the various agreements and at December 31, 2014 and 2013, were valued at the December 2014 and 2013 average monthly index prices of $3.39 and $4.15 per MMbtu, respectively.

Property, Plant and Equipment

Our property, plant and equipment is recorded at its original cost of construction or, upon acquisition, at either the fair value of the assets acquired or the cost to the entity that first placed the asset in utility service. For constructed assets, we capitalize all construction-related direct labor and material costs, as well as indirect construction costs. Our indirect construction costs primarily include an interest and equity return component and labor and related costs of departments associated with supporting construction activities. Expenditures that increase capacities, improve efficiencies or extend useful lives are capitalized. Routine maintenance, repairs and renewal costs are expensed as incurred. The cost of normal retirements of depreciable utility property, plant and equipment, plus the cost of removal less salvage, is recorded in accumulated depreciation with no effect on current period earnings. Gains or losses are recognized upon retirement of utility property, plant and equipment constituting an operating unit or system (as approved by FERC), and land, when sold or abandoned.

We maintain natural gas in our pipeline which serves the function of maintaining the necessary pressure to allow efficient transmission of natural gas. This component of natural gas in the pipeline is generally known as “line pack.” Line pack is capitalized within Property, Plant and Equipment, Net and depreciated over the estimated useful life of the pipeline.
We use the composite method to depreciate property, plant and equipment. Under this method, assets with similar economic characteristics are grouped and depreciated as one asset. The FERC-accepted depreciation rate is applied to the total cost of the group until the net book value equals the salvage value. For certain general plant, the asset is depreciated to zero. We re-evaluate depreciation rates each time we redevelop our transportation rates to file with the FERC for an increase or decrease in rates. When property, plant and equipment is retired, accumulated depreciation and amortization is charged for the original cost of the assets in addition to the cost to remove, sell or dispose of the assets less salvage value. The annual composite rate of depreciation for each of the years ended December 31, 2014, 2013 and 2012 was 3.0%.

Asset Impairments

We review our long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An impairment loss results when the estimated undiscounted future net cash flows expected to result from the asset’s use and its eventual disposition are less than its carrying amount.

Revenue Recognition

We recognize revenues as services are rendered or goods are delivered and, if applicable, title has passed. We provide various types of natural gas transportation services to our customers in which the natural gas remains the property of these customers at all times. In many cases (generally described as “firm service”), the customer pays a two-part rate that includes (i) a fixed-fee reserving the right to transport natural gas in our facilities and (ii) a per-unit rate for volumes actually transported. The fixed-fee component of the overall rate is recognized as revenue in the period the service is provided. The per-unit charge is recognized as revenue when the volumes are delivered to the customers’ agreed upon delivery point. In other cases (generally described as “interruptible service”), there is no fixed-fee associated with the services because the customer accepts the possibility that service may be interrupted at our discretion in order to serve customers who have purchased firm service. In the case of interruptible service, revenue is recognized in the same manner utilized for the per-unit rate for volumes actually transported under firm service agreements. In addition to the “firm” and “interruptible” transportation services, we also provide natural gas park and loan services to assist customers in managing short-term gas surpluses or deficits. Revenues are recognized as services are provided, in accordance with the terms negotiated under these contracts.

Debt Issuance Costs
Generally, debt issuance costs are amortized utilizing the straight-line-method, which approximates the effective interest rate method, over the life of the debt or the life of the facility. Debt issuance costs associated with the $75.0 million credit facility due February 25, 2014 (see Note 5-Financing), were amortized over the construction period which ended in 2009.
Environmental Matters
We capitalize or expense, as appropriate, environmental expenditures.  We capitalize certain environmental expenditures required in obtaining rights-of-way, regulatory approvals or permitting as part of the construction. We accrue and expense environmental costs that relate to an existing condition caused by past operations, which do not contribute to current or future revenue generation. We generally do not discount environmental liabilities to a net present value, and we record environmental liabilities when environmental assessments and/or remedial efforts are probable and we can reasonably estimate the costs. Generally, our recording of these accruals coincides with our completion of a feasibility study or our commitment to a formal plan of action. We recognize receivables for anticipated associated insurance recoveries when such recoveries are deemed to be probable. We record at fair value, where appropriate, environmental liabilities assumed in a business combination.
We routinely conduct reviews of potential environmental issues and claims that could impact our assets or operations. These reviews assist us in identifying environmental issues and estimating the costs and timing of remediation efforts. We also routinely adjust our environmental liabilities to reflect changes in previous estimates. In making environmental liability estimations, we consider the material effect of environmental compliance, pending legal actions against us and potential third-party liability claims. Often, as the remediation evaluation and effort progresses, additional information is obtained, requiring revisions to estimated costs. These revisions are reflected in our income in the period in which they are reasonably determinable.
Legal
We are subject to litigation and regulatory proceedings as the result of our business operations and transactions. We utilize both internal and external counsel in evaluating our potential exposure to adverse outcomes from orders, judgments or settlements. When we determine a loss is probable of occurring and is reasonably estimable, we accrue an undiscounted liability for such litigation based on our best estimate using information available at that time. If the estimated loss is a range of potential outcomes and there is no better estimate within the range, we accrue the amount at the low end of the range. To the extent that actual outcomes differ from our estimates, or additional facts and circumstances cause us to revise our estimates, our earnings will be affected. See Note 10.

Income Taxes
We are a limited liability company that has elected to be treated as a partnership for income tax purposes. Accordingly, no provision for federal or state income taxes has been recorded in our financial statements and the tax effects of our activities accrue to our Members.
3. Property, Plant and Equipment
Property, Plant and Equipment, Net consisted of the following (in millions):

	At December 31,
	2014	2013
Natural gas pipelines	$2,302.8	$2,291.7
General and other	19.8	18.1
Accumulated depreciation and amortization	(373.2)	(306.1)
	1,949.4	2,003.7
Construction work in progress	0.7	3.0
Total Property, Plant and Equipment, Net	$1,950.1	$2,006.7
4. Members' Equity
During the years ended December 31, 2014, 2013 and 2012, we made distributions to our Members of approximately $146.3 million, $143.5 million and $149.7 million, respectively.

During the year ended December 31, 2014, we received Member contributions of $350.0 million that were used to repay debt that matured in September 2014. (See Note 5—Financing).
Subsequent Event
In January 2015, we paid distributions of $14.0 million to our Members.
5. Financing
Short-term Debt
As of December 31, 2013, we included $350 million in principal of our 5.45% senior notes due September 15, 2014 within the caption “Current maturities of long-term debt.” Upon maturity, these senior notes were repaid with contributions received from our Members.

We maintained a $75.0 million three-year, unsecured revolving credit facility due February 25, 2014. This credit facility was cancelled and replaced on February 4, 2014 with a loan agreement with KMP (see Note 6—Related Party Transactions). There were no amounts outstanding under our $75.0 million revolving credit facility as of December 31, 2013 and there were no borrowings under the revolving credit facility in 2014. During the year ended December 31, 2013, we had average borrowings outstanding of $8.1 million with a weighted-average interest rate of 2.27%.

Long-term Debt
Our outstanding long-term debt as of December 31, 2014 and 2013 consisted of the following (in millions):

	December 31,
	2014	2013
5.45% senior notes due September 15, 2014	$—	$350.0
6.70% senior notes due September 15, 2019	450.0	450.0
Current maturities of long-term debt	—	(350.0)
Unamortized debt discount	(0.3)	(0.4)
	$449.7	$449.6
Maturities of Debt
Our senior notes are redeemable in whole or in part, at our option at any time, at a redemption price equal to 100% of the principal amount of the notes plus accrued interest to the redemption date plus a make-whole premium. The scheduled maturity of our outstanding debt balance, excluding unamortized debt discount, as of December 31, 2014 was $450.0 million due in 2019.
Fair Value
Fair value as used in the disclosure of financial instruments represents the amount at which an instrument could be exchanged in a current transaction between willing parties. As of each reporting date, the estimated total fair value of our outstanding private placement debt and related party note payable is based upon quoted market prices, a level 2 fair value measurement. In addition, we adjust (discount) the fair value measurement of our outstanding debt for the effect of credit risk. The estimated fair value of our total outstanding debt balance as of December 31, 2014 and 2013 was $497.3 million and $781.0 million, respectively.

GAAP includes a hierarchical disclosure framework associated with the level of pricing observability utilized in measuring fair value. This framework defines three levels of inputs to the fair value measurement process, and requires that each fair value measurement be assigned to a level corresponding to the lowest level input that is significant to the fair value measurement in its entirety.
The three broad levels of inputs defined by the fair value hierarchy are as follows:

•	Level 1 Inputs-quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date;

•
Level 2 Inputs-inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. If the asset or liability has a specified (contractual) term, a Level 2 input must be observable for substantially the full term of the asset or liability; and

•
Level 3 Inputs-unobservable inputs for the asset or liability. These unobservable inputs reflect the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability, and are developed based on the best information available in the circumstances (which might include the reporting entity's own data).

We used Level 2 input values to measure the estimated fair value of our total outstanding debt balance as of both December 31, 2014 and December 31, 2013.
6. Related Party Transactions
KMI provides and bills us for various services including employee labor costs, information technology services, employee health and life benefits, and insurance for property and casualty risks, at cost.

To the extent possible, our policy is to settle receivable and payable balances with affiliates during the current month.

Totals of significant transactions with affiliated companies are as follows (in millions):

	December 31,
	2014	2013		2012
Charges from KMI (a)
Directly charged wages and salaries	$4.3	$4.1		$3.8
Other compensation and benefits	$0.5	$0.5		$0.6
General and administrative charges	$1.5	$1.5		$1.9
Other professional services	$0.1	$—	*	$—	*
* Less than $0.1 million
(a) Includes charges of $0.3 million, $0.2 million and $0.1 million for the years ended December 31, 2014, 2013 and 2012, respectively, that were capitalized in Property, Plant and Equipment, Net.

Balances with affiliated companies are included in the accompanying Balance Sheets as follows (in millions):

	December 31,
	2014		2013
Current Assets: Accounts receivable	$—	*	$—
Current Assets: Gas imbalances	$0.3		$0.3
Current Liabilities: Accounts payable	$0.5		$0.6
Current Liabilities: Gas imbalances	$1.2		$4.5
* Less than $0.1 million
On February 4, 2014, we entered into a loan agreement with KMP replacing our $75.0 million unsecured revolving credit facility due February 25, 2014 (see Note 5—Financing—Short-term Debt). The loan agreement allows us, at KMP’s sole option, to borrow up to $40 million from KMP to fund our working capital needs and for other limited liability company purposes. Each individual loan must be in an amount not less than $2 million. All loans matured on February 3, 2015, however, the loan agreement includes renewal provisions for one or more additional one-year terms if approved by both parties (see Subsequent Event below). Borrowings under the loan agreement bear interest at one-month LIBOR plus 1.5875%, and all borrowings can be prepaid before maturity without penalty or premium. For the year-to-date period beginning with the inception of the loan agreement on February 4, 2014, we had average borrowings outstanding under this loan agreement of $2.7 million with a weighted-average interest rate 1.01%. As of December 31, 2014, there were no borrowings outstanding under this loan agreement.

Subsequent Event

On February 3, 2015, we renewed the $40 million loan agreement with KMP for an additional one-year period. Borrowings under the loan agreement bear interest at one-month LIBOR plus 1.75%. As of the date of this report, there was no amount outstanding pursuant to this loan agreement.

7. Commitments and Contingent Liabilities
Leases
Total lease and rental expenses under operating leases, including credits for periods when capacity was unavailable due to maintenance, was $14.8 million, $13.6 million and $15.6 million, respectively, for the years ended December 31, 2014, 2013 and 2012. Future minimum commitments under major operating leases as of December 31, 2014 are as follows (in millions):

Year	Total
2015	$15.4
2016	15.5
2017	15.5
2018	15.4
2019	3.9
Thereafter	—
Total	$65.7
The amounts of future minimum rental commitments as of December 31, 2014 are attributable to a 10-year capacity lease agreement entered into on December 11, 2006 (commenced on April 1, 2009) with Enogex Inc. (Enogex). The capacity lease provides the right to transport on a firm basis, 272,000 Dth of natural gas per day through Enogex’s system at the Washita receipt point, Rose Valley, West Pool, and East Pool to a point of interconnection with the Midcontinent Express system in the vicinity of Bennington, Oklahoma.
8. Major Customers
During 2014, three non-affiliated shippers accounted for $107.6 million (42%), $53.8 million (21%) and $26.4 million (10%), respectively, of our total revenues. During 2013, three non-affiliated shippers accounted for $107.4 million (42%), $53.8 million (21%) and $27.4 million (11%), respectively, of our total revenues. During 2012, three non-affiliated shippers accounted for $109.3 million (42%), $53.8 million (21%) and $27.3 million (10%), respectively, of our total revenues.

9. Regulatory Matters
There are currently no proceedings challenging the rates we charge. Regulators, as well as shippers on MEP, do have rights, under circumstances prescribed by applicable regulations, to challenge the rates we charge. We can provide no assurance that we will not face challenges to the rates we charge in the future. Any successful challenge could adversely affect in a material way our future earnings and cash flows.

Semi-Annual FERC Fuel Tracking Filing - Docket No. RP15-118-000

On October 3l, 2014, we made our semi-annual filing under Docket No. RP15-118-000 to revise our Reimbursement Percentages for Fuel and Unaccounted for Gas (UAF) Zone 1 and Zone 2, Booster Compression Fuel, and system wide UAF applicable to our shippers for the six-month period starting December 1, 2014. In this filing, we proposed a Fuel Reimbursement Percentage of 0.587% for Zone 1 and a Fuel Reimbursement Percentage of 0.274% for Zone 2, which represents a slight increase percentage of 0.039% in Zone 1 and 0.021% in Zone 2. Also, we proposed a system wide UAF Reimbursement Percentage of 0.000% and a Booster Compression Fuel Reimbursement Percentage of 1.490%, which represents an increased percentage of 0.151% for the Booster Compression Fuel Reimbursement Percentage. In this proceeding, we also requested a continuance of our current waiver regarding the UAF Reimbursement Percentage which would allow us to hold the UAF percentage at zero, rather than allowing the percentage to be negative. On November 25, 2014, the FERC approved the aforementioned tariff fuel rates and granted MEP’s requested waiver.

Other Regulatory Matters

On July 17, 2013, Chesapeake Energy Marketing, Inc. (CEMI) filed a complaint with the FERC against us alleging that our interpretation and application of our existing tariff language is incorrect, unjust and unreasonable, and requested the FERC to require us to provide CEMI with reservation charge credits during a period when the Enogex leased capacity was unavailable. CEMI sought the following relief: (i) to retain approximately $3.4 million in reservation charge credits if the FERC finds our interpretation and application of the existing language to be incorrect; or (ii) if the FERC concluded that our interpretation of the tariff is correct, a change in our tariff pursuant to Section 5 of the Natural Gas Act (NGA) to provide reservation charge credits when we are unable to provide firm transportation from primary receipt points on leased capacity. On October 17, 2013, the FERC issued its Order on Complaint and ruled that our tariff required us to provide CEMI reservation charge credits for the period that the Enogex leased capacity was unavailable and also required us to modify one aspect of our tariff pursuant to NGA Section 5. On November 15, 2013, we filed a request for rehearing of the Order with respect to the FERC’s finding that our tariff requires us to provide CEMI reservation charge credits due solely to the unavailability of the Enogex leased capacity (Rehearing Request). On October 31, 2014, we entered into a settlement agreement with CEMI resolving all issues under the complaint. As part of the settlement, we filed on November 17, 2014 to hold the pending Rehearing Request in abeyance. On December 1, 2014, we filed an amendment to our Negotiated Rate Agreement (NRA) with CEMI to implement the terms of the settlement agreement. On December 18, 2014, the FERC approved the NRA filing to be effective December 1, 2014. On December 23, 2014, we filed to withdraw the Rehearing Request. The complaint procedure is terminated as a result of our withdrawal of its hearing request.
10. Legal and Environmental
Legal

Midcontinent Express Construction Incident
On July 15, 2009, our contractor and subcontractor were conducting a nitrogen pressure test on facilities at a MEP delivery meter station that was under construction in Smith County, Mississippi. An unexpected release occurred during testing, resulting in one fatality and injuries to seven other employees of the contractor or subcontractor. The United States Occupational Safety and Health Administration (OSHA) completed its investigation. We were not cited for any violations by OSHA.

In July 2010, we and KMI were named among other defendants in two lawsuits arising out of the accident, both filed in Louisiana State District Court, Vermilion Parish. One suit was filed by one of the injured workers and the other suit was filed by the decedent’s descendants. Plaintiffs alleged that we and KMI were negligent or grossly negligent in failing to maintain a safe worksite. In October 2013, the parties agreed to settle the foregoing two lawsuits on terms that are confidential and the suits were dismissed. In July 2012, three plaintiffs filed suit in Mississippi alleging personal injuries arising out of the accident. This case is captioned - Casey Bertrand et al. v. Kinder Morgan, Inc. et al, Case No. 2012-207 in the Circuit State Court of Smith County, Mississippi. This remaining suit has not been set for trial. We and KMI have tendered all of the foregoing lawsuits to the responsible insurance carriers for defense and indemnity.

In addition, we are a party to various legal, regulatory and other matters arising from the day-to-day operations of our business that may result in claims against us. Although no assurance can be given, we believe, based on our experience to date, that the ultimate resolution of such matters, including the matters discussed herein, will not have a material adverse impact on our business, cash flows, financial position or results of operations. We believe we have meritorious defenses to the matters to which we are a party and intend to vigorously defend these matters. We had no accruals for any outstanding legal proceedings as at December 31, 2014 and 2013.

Environmental

We are subject to a variety of federal, state and local laws that regulate permitted activities relating to air and water quality, waste disposal, and other environmental matters. We believe that compliance with these laws will not have a material adverse impact on our business, cash flows, financial position or results of operations. However, there can be no assurances that future events, such as changes in existing laws, the promulgation of new laws, or the development of new facts or conditions will not cause us to incur significant costs. It is possible that new information or future developments could require us to reassess our potential exposure related to environmental matters. We had no accruals for any outstanding environmental proceedings as at December 31, 2014 and 2013.
11. Recent Accounting Pronouncements
On May 28, 2014, the FASB issued ASU No. 2014-09, “Revenue from Contracts with Customers (Topic 606).”  This ASU is designed to create greater comparability for financial statement users across industries and jurisdictions.  The provisions of ASU No. 2014-09 include a five-step process by which entities will recognize revenue to depict the transfer of goods or services to customers in amounts that reflect the payment to which an entity expects to be entitled in exchange for those goods or services.  The standard also will require enhanced disclosures, provide more comprehensive guidance for transactions such as service revenue and contract modifications, and enhance guidance for multiple-element arrangements.  ASU No. 2014-09 will be effective for U.S. public companies for annual reporting periods beginning after December 15, 2016, including interim reporting periods (January 1, 2017 for us).  Early adoption is not permitted.  We are currently reviewing the effect of ASU No. 2014-09 on our revenue recognition.